Mercedes-Benz Auto Receivables Trust 2015-1
Investor Report
Collection Period Ended   29-Feb-2016

Amounts in USD

Dates

Collection Period No.	8	
Collection Period (from... to)	1-Feb-2016	29-Feb-2016
Determination Date	11-Mar-2016	
Record Date	14-Mar-2016	
Distribution Date	15-Mar-2016	
Interest Period of the Class A-1, A-2B Notes (from... to)	16-Feb-2016	15-Mar-2016	Actual/360 Days	28
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Feb-2016	15-Mar-2016	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	369,000,000.00	3,470,795.75	0.00	3,470,795.75	9.405951	0.000000
Class A-2A Notes	323,000,000.00	323,000,000.00	298,859,259.80	24,140,740.20	74.739134	0.925261
Class A-2B Notes	215,000,000.00	215,000,000.00	198,931,086.24	16,068,913.76	74.739134	0.925261
Class A-3 Notes	441,580,000.00	441,580,000.00	441,580,000.00	0.00	0.000000	1.000000
Class A-4 Notes	157,000,000.00	157,000,000.00	157,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,505,580,000.00**	**1,140,050,795.75**	**1,096,370,346.04**	**43,680,449.71**		
Overcollateralization	38,608,085.19	38,604,702.13	38,604,702.13			
Adjusted Pool Balance	1,544,188,085.19	1,178,655,497.88	1,134,975,048.17			
Yield Supplement Overcollateralization Amount	72,757,380.27	53,912,931.61	51,763,462.25			
Pool Balance	**1,616,945,465.46**	**1,232,568,429.49**	**1,186,738,510.42**			

	Amount	Percentage
Initial Overcollateralization Amount	38,608,085.19	2.50%
Target Overcollateralization Amount	38,604,702.13	2.50%
Current Overcollateralization Amount	38,604,702.13	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.390000%	1,052.81	0.002853	3,471,848.56	9.408804
Class A-2A Notes	0.820000%	220,716.67	0.683333	24,361,456.87	75.422467
Class A-2B Notes	0.700500%	117,139.17	0.544833	16,186,052.93	75.283967
Class A-3 Notes	1.340000%	493,097.67	1.116667	493,097.67	1.116667
Class A-4 Notes	1.750000%	228,958.33	1.458333	228,958.33	1.458333
Total		**$1,060,964.65**		**$44,741,414.36**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	45,265,941.34	(1) Total Servicing Fee	1,027,140.36
Interest Collections	2,980,428.04	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	64,666.20	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	78,286.96	(3) Interest Distributable Amount Class A Notes	1,060,964.65
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	5,469.88	(6) Regular Principal Distributable Amount	43,680,449.71
Available Collections	**48,394,792.42**	(7) Additional Servicing Fee and Transition Costs	0.00
		(8) Total Trustee Fees [not previously paid under (2)]	0.00
Reserve Fund Draw Amount	0.00	(9) Excess Collections to Certificateholders	2,626,237.70
Available Funds	**48,394,792.42**	**Total Distribution**	**48,394,792.42**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,027,140.36	1,027,140.36	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,060,964.65	1,060,964.65	0.00
thereof on Class A-1 Notes	1,052.81	1,052.81	0.00
thereof on Class A-2A Notes	220,716.67	220,716.67	0.00
thereof on Class A-2B Notes	117,139.17	117,139.17	0.00
thereof on Class A-3 Notes	493,097.67	493,097.67	0.00
thereof on Class A-4 Notes	228,958.33	228,958.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,060,964.65	1,060,964.65	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	43,680,449.71	43,680,449.71	0.00
Aggregate Principal Distributable Amount	43,680,449.71	43,680,449.71	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,860,470.21
Reserve Fund Amount - Beginning Balance	3,860,470.21
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	458.85
minus Net Investment Earnings	458.85
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,860,470.21
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	458.85
Net Investment Earnings on the Collection Account	5,011.03
Investment Earnings for the Collection Period	5,469.88

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,616,945,465.46	51,910
Pool Balance beginning of Collection Period	1,232,568,429.49	45,409
Principal Collections	29,117,221.39	
Principal Collections attributable to Full Pay-offs	16,148,719.95	
Principal Purchase Amounts	0.00	
Principal Gross Losses	563,977.73	
Pool Balance end of Collection Period	1,186,738,510.42	44,531
Pool Factor	73.39%	

	As of Cutoff Date	Current
Weighted Average APR	2.83%	2.82%
Weighted Average Number of Remaining Payments	54.86	47.10
Weighted Average Seasoning (months)	10.12	18.31

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,182,728,334.87	44,419	99.66%
31-60 Days Delinquent	2,795,925.25	78	0.24%
61-90 Days Delinquent	787,370.02	24	0.07%
91-120 Days Delinquent	426,880.28	10	0.04%
Total	1,186,738,510.42	44,531	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	563,977.73	13	2,217,586.15	57
Principal Net Liquidation Proceeds	64,658.87		145,293.52	
Principal Recoveries	78,101.68		742,610.51	
Principal Net Loss / (Gain)	421,217.18		1,329,682.12	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.418%
Prior Collection Period	0.267 %
Second Prior Collection Period	0.153 %
Third Prior Collection Period	(0.137%)
Four Month Average	0.175%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.082%
Average Net Loss / (Gain)	23,327.76

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not
considered a charge-off **on a defaulted loan**.